(Letter  Head)



May  30,  2005

United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

Mail  Stop  4561

ATTENTION:  MR.  MARK  P.  SHUMAN
            BRANCH  CHIEF  -  LEGAL
            -----------------------

Dear  Mr.  Shuman:

Re:     Amendment  No.  2  to  Form  SB-2
        File  No.  333-121660
        Filed  on  April  19,  2005

In response to your comment in your letter dated May 13, 2005, I have prepared the following replies.

As indicated in prior letter the page numbers referred to in this letter are those of the "red-lined" copy.

To  faciliate  your  review,  I  am  enclosing  the  following  documents:

     Three  copies  of  the  "red-lined"  Form  SB-2;

     Three  copies  of  the  completed  Form  SB-2  without  "red-lines";

     Three  copies  of  your  letter  dated  May  13,  2005;  and

     Two  copies  of  this  letter.

My  responses  are  made  in  the  order  set  forth  in  your  letter.

RISK  FACTORS,  PAGE  3
-----------------------

1. In response to this comment and prior comment 5, I have revised the risk factor to include the various points mentioned as follows:

"To continue as a going concern, the Company is in urgent need of money. For example, over the next twelve months the Company will require $8,800 for operating expenses, $26,100 for offering expenses and $56,478 for payment to its third party creditors. In addition, to the foregoing cash requirements, as a minimum the Company will have to spend $3,411 to maintain the Tylerstone in good standing on or before January 31, 2006. This is only the minimum cost since if it wishes to complete the exploration program referred to in this prospectus it will require an estimated $247,500. If this entire offering was subscribed for the Company would not have sufficient money to pay all the above noted expenses and accounts payable; being a total of $338,878 and would therefore incur a shortfall of $38,878. Once the Company becomes a public company, the general and administrative expenses will increase by $27,550 as outlined on page 36. Investors should be warned there will be no money available from the sale of gold, silver, lead or zinc from the Tylerstone in the foreseeable future or maybe never since there is no ore reserve existing on the Tylerstone and there is the distinct possible there will never be an ore reserve. Presently, the Company has been able to survive if lack of money by not paying its creditors and receiving small advances from its directors and officers. If no money is received under this offering, the Company will have to rely upon further advances from its officers and directors. None of the directors and officers have committed to advance further money to the Company and none are willing to sign a personal guarantee allowing the Company to borrow from a lending institution. Without further advances and no money from this offering, the Company will not have sufficient money to proceed with its planned objectives and will cease to be a going concern within the next few months. Investors should be aware, prior to making an investment under this offering, there is the distinct possibility they will lose their entire investment due to the Company having a lack of money to continue as a viable entity."

2. I have changed the presentation of the Risk Factors to eliminate the three distinct categories and to place the Risk Factors in the order I consider are most important for investors to be aware of immediately. Please note the Risk Factors have been moved to new locations resulting in them being shown as "red-line" amendments although no change has been made in the Risk Factors, except than No. 1, other than their location in the prospectus.

To  assist  in  your  review  I  have  listed  the  Risk  Factors  titles below:

1. Loss of total investment by new investors if the Company is unable to raise sufficient funds to carry on operations.

2. Since inception the Company has had limited operations and has incurred accumulated losses of $145,834.

3. Auditors are concerned as to whether or not the Company will continue as a going concern.

4. Penny stock rules may make buying and selling of the Company's shares difficult.

5. The Company has no history of managing an exploration property upon which investors may evaluate the Company's performance.

6. The Company only has one mineral claim which might impair its ability to attract capital to acquire further mineral properties.

7. Messrs. Stephenson and Skoda are the only directors who have any exploration experience since both Ms. Murphy and Mr. Hawkins have had no involvement in the past with an exploration company.

8. The directors have other business interests which might result in their not devoting a significant amount of time to the affairs of the Company.

9. If the Company fails to maintain market makers it will affect the liquidity of the shares purchased by new investors.

10. Having to raise money from the sale of shares will automatically dilute the ownership interest of each shareholder of the Company.

11. The issuance of shares under this offering might result in a change of control.

12. There is no minimum number of shares that must be sold under this offering and any funds received can be immediately used by the Company.

13. The Company's ability to operate will depend on its ability to face all the challenges of a new business.

14. If a market for the Company's common stock does not develop, investors may be unable to sell their shares.

15. The directors and officers are self-underwriting this offering which will result in no independent evaluation of the offering price paid by new shareholders.

16. Management is under no contractual obligation to remain with the Company and their departure could cause the Company's business to fail.

17. If the Company does not maintain the Tylerstone in good standing on or before February 24, 2006, it will loss its interest to the mineral rights thereon.

18. The Board of Directors has the discretion to amend the use of proceeds set forth in this prospectus.

19. The present shareholders have purchased their shares at prices substantially below the offering price under this prospectus.

20. There may be wide fluctuations in the share price of the Company's share which management has not control over.

21. The Company does not anticipate paying any dividends to its shareholders in the foreseeable future.

22. Spending money on exploration activities might not result in a commercially viable ore reserve ever being identified.

23. Title to the Tylerstone is unsure since no survey has been undertaken to determine the boundaries of the claim.

24. Positive results during exploration does not guarantee commercial production due to certain environmental regulations.

25. The Company is subject to intense competition from other exploration companies.

26.  Access  to  the  Tylerstone  is  difficult  and  expensive.

27.  Minerals  on  the  Tylerstone  may  not  be  of  commercial  value.

28. Unknown hazards will increase the risk of exploration for which the Company does not have the funds available to protect its exploration crew or insure against injuries.

29. The location and access of smelting facilities might restrict the refining of any ore extracted from the Tylerstone.

30. Access to supplies and exploration crew personnel might prove to be difficult and result in additional cost and expenditures.

31.  The  Company  does  not  carry  key  man  insurance.

With the expansion of Risk Factor number 1 under comment 1 above, I have deleted Risk Factor number 3 under the former heading "C - Management and the Company" to avoid duplication as follows:

"IT IS DOUBTFUL IF THE COMPANY WILL BE ABLE TO FUND OPERATIONS FOR THE NEXT SIX MONTHS IF IT DOES NOT RECEIVE THE FUNDS FROM THIS OFFERING.

The Minimum period of operations the Company could fund, relying on advances from its officers and directors, would be six months if no funds were received under this offering. In the event the directors and officers are unwilling to fund operations, the Company could not operate at all. Since the Company has no minimum offering under this prospectus, any money raised might have an insignificant effect on financing operations. Therefore, the only other potential source of funding, other than this offering, would be personal advances made by the Company's officers and directors. Even if the market price of gold, silver, lead or zinc wee to reach extremely high prices, it would take years before the Company would be able to sell any minerals from the Tylerstone. Therefore, no reliance should be placed on the sale of minerals as a means of raising funds. The Company will require $227,500 in exploration costs, assuming not all of Phase III is undertaken, and an additional $65,278 to pay expenses for the next twelve months which included $26,100 in Offering Expenses.


ITEM  19.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS,  PAGE  43
------------------------------------------------------------------------

3. The business purpose for the gifting of 750,000 restricted shares to Louise Murphy, Edward Skoda and myself in the amount of 250,000 shares each was that Mr. Hawkins felt he wanted to attract individuals who have experience in exploration and in accounting matters. As you will note from my resume, I am a professional geologist with a number of years experience. Mr. Skoda has been in the exploration industry for the last twenty or more years. Ms. Murphy has been in office administration and accounting for the majority of her working life. Mr. Hawkins is neither a geologist or an accountant although he is a businessman. The shares were gifted to us by Mr. Hawkins thereby allowing us to acquire an interest in the Company at no cost to us. This was an incentive to us to become members of the Board of Directors.

There are no formal agreements or informal understandings that Mr. Hawkins would receive shares or other compensation from the Company in return for this transfer of shares.

I have revised the applicable paragraph on page 43 in response to this comment as follows:

"The business purpose for gifting the shares to the above noted directors was to induce them to become members of the Board of Directors since they possess certain knowledge, being able to manage an exploration company and general office procedures, which Mr. Hawkins does not have. As mentioned elsewhere in this prospectus, Messrs. Stephenson and Skoda have been in the exploration industry for a number of years and for the majority of her working life Ms. Murphy has been involved with accounting and office procedures. There are no formal agreements or informal understandings that Mr. Hawkins would receive shares or other compensation from the Company or any of the other directors in return for this transfer of shares."

4. As mentioned in 3 above, Mr. Hawkins gifted the shares to the other directors in order to attract individuals who were familiar with exploration and administration. No consideration was paid to Mr. Hawkins for the transfer of shares. No value was established to record this transactions for the following reasons:

1. The total transaction was deemed immaterial since Mr. Hawkins only paid $750 for the shares gifted to the other directors. He did not request payment from each director due to the minor dollar amount involved. The Company considers $750, the price paid by Mr. Hawkins, to be immaterial and therefore it was not accounted for as a contribution to capital and expensed during the period of transfer.

2. At the time of the transfer, it would have been extremely difficult for the Company to value the services to be rendered by these directors in the future. Basically, the Company could not determine a fair value of the services to be rendered in the future at the time of gifting of the shares.

3. Since the shares of the Company are not trading, there is no market value which could be assigned to the shares gifted to the other directors. Assigning the offering price nearly a year after the transaction took place does not seem reasonable since it would not reflect the actual situation at the time of the transfer.

4.     Placing a value on the Company at the date of gifting of the shares would
have  given  a  negative  value to the Company.   Even today, prior the offering
being  subscribed  for,  the  Company  has  a  negative  book  value

The above noted points are the reasons why the transfer was not accounted for in the financial statements as at the date the shares were gifted to the other directors. At the time, it was not a material transaction.

EXHIBIT  5  -  LEGAL  OPINION  FILED  12-27-2004
------------------------------------------------

5. In response to this comment, I am attaching a letter from Bartel Eng and Schroder.

In  closing,  I  would  like  to  thank  the staff for their assistance to date.

Yours  very  truly;
Tylerstone  Ventures  Corporation

Per:   /s/  "Laurence  Stephenson"
----------------------------------
Laurence  Stephenson
Chief  Executive  Officer,  President  and
Director

Enclosures

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